T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

February 29, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Tom Kluck, Esq.
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.
Washington, DC 20549

Re:	Allegiancy, LLC
Amendment No. 4 to Offering Statement on Form 1-A
Filed February 29, 2016
File No. 024-10476

Dear Mr. Kluck:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to oral comments received telephonically from you on February 19, 2016 (the “Comments” and each, a “Comment”) to the Issuer’s Amendment No. 3 to its Offering Statement on Form 1-A filed on January 20, 2016 (the “Offering Statement”).  This letter is being submitted contemporaneously with the filing of Amendment No. 4 to the Offering Statement (“Amendment No. 4”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4.

For convenience of reference, each of the Comments is reprinted below in italics, and is followed by the corresponding response of the Company.

For your ease of review, we have also provided two clean copies of Amendment No. 4, and two copies to show changes against the Offering Statement.  All page references in the responses are to pages of the clean copy of Amendment No. 4.

Commission’s Comment 1.  You asked that we update the accounting consents.

Issuer’s Response:  In response to this Comment, the consents of the accountants were updated to be dated February 29, 2016.

Commission’s Comment 2.  Please clarify the minimum offering period.

Issuer’s Response:  In response to this Comment, the Issuer has revised its disclosure on the cover page and page 2.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 4, and the supplemental information contained herein, are responsive to the Comments.  Please feel free to contact me at the above number for any questions related to this filing. We appreciate your timely response.

Very truly yours,

/s/ T. Rhys James

T. Rhys James

cc:           Stevens M. Sadler (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
Todd H. Eveson, Esq. (via electronic mail)

Enclosures